Zentek Provides Update on ZenARMOR™ Corrosion
Protection Technology

Guelph, ON - June 22, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company has been awarded a research and development contract through Innovative Solutions Canada to test ZenARMOR™ nano-pigment in military grade, chromate-free, corrosion protection aerospace paint systems. The Company previously announced in its February 8th, 2023, news release that it had been conditionally qualified for the ISC-TS pending a Government of Canada Organization confirming an interest in the ZenARMOR™ technology.

The testing will be conducted under the supervision of Dr. Qi Yang, and Dr. Naiheng Song, Research Officers at the National Research Council of Canada (NRC) Aerospace Research Centre's Aerospace Manufacturing Technologies Centre (AMTC).

Test Objectives Include:

  Confirm ZenARMOR™ meets the required aviation standards
  Optimize the concentration of ZenARMOR™ in aviation paint systems
  Compare the corrosion protection of ZenARMOR™ to chromate-based paint system

"We are grateful to have been selected for this ISC-TS by our partners at the National Research Council of Canada, which we believe is an important step in continuing to prove out the efficacy of our ZenARMOR™ technology in corrosion protection paints. This is an area that has taken on heightened importance due to the high cost of corrosion. This award confirms the Government of Canada's commitment to working with innovative domestic companies to help address this challenge," commented Greg Fenton, Zentek CEO.  "Importantly, we see this as a potential precursor to commercialize our technology not only within the Canadian Government, but with other interested parties, as well."

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified graphene technology company focused on the research, development and commercialization of graphene-based novel products seeking to give the company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) filters. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

For further information:

Mitch Swergold

Tel: (917) 930-8723

Email: mswergold@zentek.com

Francis Dube

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.